SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                          MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                     DELAWARE MILLER ACQUISITION CORPORATION
                             COA HOUSING GROUP, INC.
                      COACHMEN INDUSTRIES, INC. (OFFERORS)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404-10-7
                      (CUSIP Number of Class of Securities)

                             RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                            COACHMEN INDUSTRIES, INC.
                                2831 DEXTER DRIVE
                                ELKHART, IN 46515
                                 (219) 262-0123
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 984-7574

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CALCULATION OF FILING FEE:  Previously Paid


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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/ /      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on September 20, 2000 by Delaware Miller Acquisition Corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of Miller Building Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.40 per share, plus a future right to receive $.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

         The Section of the Offer to Purchase entitled "Can the offer be extended and under what circumstances?" is hereby amended and supplemented to insert the following after the first sentence of the paragraph following the third bullet point:

             "During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will promptly purchase and pay for any shares tendered at the same price paid in the offer."

         The Section of the Offer to Purchase entitled "Until what time can I withdraw previously tendered shares?" is hereby amended and supplemented to insert the following after the first sentence:

             "If your shares are tendered, but we have not accepted for payment and paid for your shares, they may also be withdrawn at any time after 60 days from the date hereof."

         Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented to insert the following after the first paragraph:

            "Purchaser has agreed to deposit with Bank One Trust Company, National Association (the "Escrow Agent"), the sum of thirty cents ($.30) for each Share purchased in the tender offer, and deposit an additional thirty cents ($.30) per Share for each Share converted in the Merger, to be held in an escrow account. The escrowed funds will be invested in short-term U.S. government interest-bearing securities. The escrowed funds will be used to pay the Company's obligations, including legal fees and escrow fees, relating to any claim that Modtech has against the Company. The Merger Agreement provides that the escrow agreement between the Company and the Escrow Agent, the terms of which have not been finalized as of the date hereof, will be mutually reasonably acceptable to the Company, Parent, Coachmen and the Escrow Agent. Upon the entrance of a final judgment with regard to any claim, or the execution of a release or settlement agreement with Modtech, any amount remaining in escrow, net of all costs, charges and expenses incurred, will be distributed to the Company's former stockholders on a pro rata basis, without any action by them. As of October 6, 2000, the amount of expenses incurred by the Company with respect to the litigation between the Company and Modtech (See Section 10 of this Offer to Purchase -- "Background of the Offer; Past Contacts and Negotiations with the Company"), which amount will be deducted from the escrowed funds, is estimated to be $18,650. The Company is currently unable to predict the likelihood that the Company's stockholders will receive any or all of the escrowed amount. ACCORDINGLY, THE OFFER PRICE PAID TO THE COMPANY'S STOCKHOLDERS MAY NOT EXCEED $8.40 PER SHARE.

         Tendering stockholders are third party beneficiaries of the escrow agreement. Therefore, tendering stockholders will be able to enforce their rights under the escrow agreement through a contract action against the Purchaser brought in a court of competent jurisdiction."

         Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented to insert the following at the end of the fifth paragraph:

         "During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and Purchaser will promptly purchase and pay the Offer Price for any Shares tendered."

         Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment of Shares") is hereby amended and supplemented by deleting the first sentence of the sixth paragraph.

         Section 4 of the Offer to Purchase ("Withdrawal Rights") is hereby amended and supplemented to insert the following after the second sentence of the first paragraph:

          "In addition, if Shares are not accepted for payment and paid for by Purchaser, they may also be withdrawn at any time after 60 days from the date hereof."

         Section 4 of the Offer to Purchase ("Withdrawal Rights") is hereby amended and supplemented to insert the following after the first sentence of the fourth paragraph:

         "The same consideration, the Offer Price, would be paid to stockholders tending Shares in the Offer or in any Subsequent Offering Period, if one is included."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

         "In July 1998, the Company engaged Morgan Keegan & Company, Inc. ("Morgan Keegan") to explore its strategic alternatives, including the possibility of a sale of the Company. On September 22, 1998, Morgan Keegan presented a report to the Company Board on its evaluation of the strategic alternatives available, identifying the options of either selling the Company or continuing to grow its operations. As directed by the Company Board, between September 1998 and April 1999, Morgan Keegan identified and contacted approximately 57 candidates, including Coachmen and Modtech, for potential merger with or acquisition of, the Company. On January 15, 1999, the Company Board heard a full report on the results of Morgan Keegan's contacts to date, including the values of and interests in the Company expressed by various companies. Although Morgan Keegan received a limited number of indications of interest in purchasing individual divisions of the Company, the Company was unwilling to consider such transactions given the unfavorable tax implications for the Company thereof. Furthermore, Morgan Keegan advised the Company Board that Modtech was the only entity which had expressed any interest in purchasing the Company as a whole, although neither Modtech nor any other entity contacted by Morgan Keegan had made a definitive proposal for the purchase of the Company or any portion thereof. Based on such report, the Company Board determined that the Company should commence negotiations with Modtech."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the third sentence of the second paragraph in its entirety with the following:

         "Under the terms of the agreement, the Company's stockholders were to receive in exchange for their shares of the Company's Common Stock (a) shares of Modtech's common stock such that the Company's stockholders would own, on the closing date of the transaction, 16% of the issued and outstanding common stock of the combined entity, on a fully diluted basis, but no less than 2,710,000 shares, and (b) one dollar ($1.00) in cash per Share. However, in November 1999, the parties mutually agreed to discontinue pursuit of a merger based on market and other conditions. Following the Company Board's review of Modtech's financial condition and prospects for obtaining funding the Company Board believed was paramount to Modtech's continued growth, the Company Board determined that the terms of the proposed merger, which included the purchase of a significant portion of Modtech's equity securities, were not in the best interests of the Company's stockholders."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the seventh paragraph in its entirety with the following:

         "On July 13, 2000, during a meeting of the Company Board the Company received a written conditional proposal from Acquisitor (the "Acquisitor Proposal"). Pursuant to the Acquisitor Proposal, Acquisitor proposed that the Company would make a tender offer for all of its outstanding Shares other than those owned by Acquisitor at a price of no less than $9.00 per Share and Acquisitor would purchase from the Company Shares representing no less than 20% of the currently outstanding Shares at the same price paid by the Company for Shares in the tender offer. The Acquisitor Proposal stated that, to the extent that Shares remained outstanding after such transactions, the Company would continue to report under the Securities Exchange Act of 1934 and that the funding for the Company's tender offer would come from cash paid by Acquisitor for the 20% of the Shares that it purchases from the Company and through a credit facility that Acquisitor would assist the Company in arranging. The Company also received a letter from Coachmen during the meeting, indicating its interest in purchasing all of the Company's Shares. The letter stated that Coachmen would furnish a per share price range subject to approval of the Board of Directors of Coachmen by July 17, 2000."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented to insert the following at the end of the twelfth paragraph:

          "These conditions included approval of the Company Board and the Board of Directors of Coachmen and the negotiation of a mutually acceptable merger agreement, including non-solicitation and break-up fee provisions, in addition to due diligence and other conditions customary to the type of transaction proposed."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented to insert the following after the first sentence of the fourteenth paragraph:

         "In terminating the letter agreement with Modtech, the Company informed Coachmen that it relied upon the termination provision thereof, which stated that either party may terminate the agreement if the parties have not entered into a definitive merger agreement by July 10, 2000."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented to insert the following after the fourteenth paragraph:

         "The Company terminated its letter agreement with Modtech in accordance with the letter agreement based on the parties' failure to enter into a definitive agreement. At the time of termination, Modtech had failed to obtain a binding commitment for financing the transaction. Additionally, many material terms and conditions of the merger agreement remained unresolved including, but not limited to, the following: Modtech requested that the Company obtain the written advice of its financial advisors prior to agreeing to any alternative proposal, even a proposal considered superior to that of Modtech by the Company Board. The Company Board believed that this condition would not enable it to fulfill its fiduciary duty to the Company's stockholders;

         The parties disagreed as to the date on which Modtech's representations and warranties would expire; The parties disagreed on the definition of the term 'knowledge' as used in the proposed merger agreement; The parties disagreed on the terms of the Company's representations and warranties with respect to its employee benefit plans, whether the Company was entitled to set off fees and expenses owed to the Company by Modtech against amounts the Company owed to Modtech, the condition that Modtech obtain financing for the transaction and the terms and conditions of the termination fee. However, the Company confirmed that it was continuing to engage in negotiations with Modtech toward seeking a mutually acceptable definitive agreement of merger as of July 21, 2000. Certain, but not all (including obtaining financing), of these disagreements were later resolved immediately prior to the Company Board meeting held on August 22, 2000 to consider the Coachmen offer."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the fifteenth paragraph in its entirety with the following:

         "On July 28, 2000, the Company received a written indication of interest from Coachmen to acquire all of the outstanding shares of the Company for a cash price of $8.75 to $9.00 per Share, subject to certain conditions. Such conditions included the completion of due diligence, the confirmation that no break-up fees were due to any other company that has attempted to acquire the Company, re-negotiation of the change-in-control provisions in certain executives' employment agreements, execution of mutually satisfactory employment and non-competition agreements between Coachmen and certain key Company executives and management, execution of a mutually agreeable plan of merger and final approval by Coachmen's Board of Directors."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the last sentence of the sixteenth paragraph in its entirety with the following:

          "In accordance with its fiduciary obligations, the Company Board then agreed with the Investment Committee's suggestion that Messrs. Craig and Noble should meet with Coachmen, which had presented an unsolicited indication of interest to the Company, given that (i) the price range per Share indicated by Coachmen was higher than the $8.05 price offered by Modtech and (ii) Acquisitor had not presented a formal offer to the Company, while the Committee continued to negotiate with Modtech and to encourage Acquisitor to submit a definitive offer for the purchase of the Shares."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the twenty-first paragraph in its entirety with the following:

         "Based on such presentations, and after conducting an in-depth discussion with respect to the offers submitted by Modtech, at $8.05 per Share, and Coachmen, at $8.40 per Share and the possibility of an additional $0.30 per Share, and the Acquisitor Proposal which had not become a formal offer, and the advice of legal counsel and Morgan Keegan regarding each of its options, the Company Board determined at the August 22, 2000 meeting that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, the Company's stockholders, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and unanimously resolved to recommend that the Company's stockholders accept the Offer and tender their Shares thereunder and, if required by applicable law, approve and adopt the Merger Agreement and the Merger."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented by replacing the twenty-fourth paragraph in its entirety with the following:

         "Between August 22 and August 31, 2000, the Company and Coachmen continued to negotiate minor changes of the Merger Agreement. The Company Board agreed to the non-solicitation and termination provisions set forth in the Merger Agreement (see Section 11 of this Offer to Purchase -- "The Merger Agreement; Other Arrangements") based on the fact that such provisions permitted the Company Board to furnish to certain third parties who submit unsolicited acquisition proposals information concerning the Company and to participate in discussions or negotiations with such third parties. Accordingly, the Company Board was reassured that it would be permitted to fulfill its fiduciary duty to the Company's stockholders without breaching the terms of the Merger Agreement. In addition, the Company Board believed that the Offer and the Merger were in the best interests of the Company's stockholders and agreed to the non-solicitation and termination fee provisions of the Merger Agreement in order to provide assurance to Coachmen that the Company intended to work together with Coachmen in good faith toward the consummation of the Merger. Furthermore, at the time of the execution of the Merger Agreement, Modtech had indicated to the Company Board on several prior occasions that it had no intention of increasing its offer price to more than $8.05 per Share and Acquisitor had not submitted a definitive offer to purchase all of the outstanding Shares.

         On August 31, 2000, the Merger Agreement was executed by Coachmen, Parent, the Purchaser and the Company."

         Section 10 of the Offer to Purchase ("Background of the Offer; Past Contacts or Negotiations with the Company") is hereby amended and supplemented to insert the following after the twenty-fifth paragraph:

         "On September 19, 2000, the Company filed a Motion for Partial Summary Judgment in its favor in the Indiana Court on the issue of whether the Company was entitled to terminate the letter agreement with Modtech without having to pay a $1 million breakup fee.

         On September 26, 2000, the Company filed a Motion to Dismiss or to Stay in the Delaware Court on the grounds that an earlier filed, related action is currently pending in the Indiana Court."

         Section 11 of the Offer to Purchase ("The Merger Agreement; Other Arrangements") is hereby amended and supplemented by replacing the first sentence of the subsection "The Merger Agreement" in its entirety with the following:

         "The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Coachmen, Parent and Purchaser with the SEC in connection with the Offer (the "Schedule TO")."

         Section 15 of the Offer to Purchase ("Conditions of the Offer") is hereby amended and supplemented by replacing roman numeral (iii) of the first paragraph in its entirety with the following:

          "at any time on or prior to the Expiration Date, any of the following shall occur and be continuing:"

         Section 15 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and supplemented to insert the words "on or prior to the expiration date" at the end of the last paragraph.

         Section 18 of the Offer to Purchase ("Fees and Expenses") is hereby amended and supplemented to insert the following sentence after the third sentence of the paragraph:

           "The Information Agent will receive a $5,000 fee plus reimbursable expenses for its services in connection with the Offer, while the Depositary will receive a project management fee of $10,000, plus handling fees of between $9 and $15 per item based on the nature of the processing required. If the Offer is extended, additional fees will be negotiated with the Information Agent and will be payable to the Depositary."

         Section 19 of the Offer to Purchase ("Miscellaneous") is hereby amended and supplemented by replacing the first sentence in its entirety with the following:

         "Purchaser, Parent and Coachmen have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            DELAWARE MILLER ACQUISITION CORPORATION


                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Secretary

                            COA HOUSING GROUP, INC.


                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Secretary


                            COACHMEN INDUSTRIES, INC.



                            By:  /s/ Richard M. Lavers
                                     ------------------------------------------
                                     Richard M. Lavers
                                     Executive Vice President, General Counsel &
                                     Secretary


Dated: October 13, 2000